Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Shell Midstream Partners, L.P. (the “Partnership”) for the registration of common units representing limited partner interests and Partnership securities representing limited partner interests and to the incorporation by reference therein of our reports dated February 22, 2021, with respect to the consolidated financial statements of Shell Midstream Partners, L.P., and the effectiveness of internal control over financial reporting of Shell Midstream Partners, L.P., included in its Annual Report (Form 10-K) for the year ended December 31, 2020, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Houston, Texas
November 1, 2021